May 10, 2023

Via EDGAR

Stephany Yang
Andrew Blume
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Motorcar Parts of America, Inc.
Form 10-K for the Year Ended March 31, 2022
Filed June 14, 2022
File No. 001-33861

Dear Ms. Yang and Mr. Blume:

On behalf of Motorcar Parts of America, Inc. (the “Company”), I write to confirm that the Company has requested an extension to June 15, 2023, to respond to your comment letter dated May 10, 2023, relating to the above-referenced filing.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time. You can reach me at (310) 972 4046.

Yours sincerely,

/s/ Juliet Stone
Juliet Stone
General Counsel
Motorcar Parts of America, Inc.

cc:	Selwyn Joffe, Chairman, President and CEO David Lee, CFO